Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. COMPLETES ACQUISITION OF
THE FAIRMONT COPLEY PLAZA BOSTON

TORONTO, February 10, 2003 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) announced today that it has completed the acquisition of the remaining 50% equity interest in The Fairmont Copley Plaza Boston from entities controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia (“Prince Alwaleed”). The purchase price for the equity interest was approximately $23 million and was satisfied by the issuance of one million common shares. Existing secured debt of approximately $66.5 million on the property will remain in place.

As a result of this transaction, Prince Alwaleed now holds approximately 4.9% of FHR’s issued and outstanding shares. Commenting on the closing, Prince Alwaleed said, “We are pleased with this transaction as it increases our investment in FHR. We intend to be a long-term investor and we look forward to our continued relationship with FHR.”

FHR purchased the initial 50% equity interest in the hotel in July 2001 and at that time committed to a substantial guestroom renovation and upgrade. The renovation program, which began in November 2002, is expected to be completed by early 2004. Commenting on the acquisition, William R. Fatt, FHR’s chief executive officer, said, “We are pleased to have acquired the remaining real estate interest in such an important property in one of North America’s key gateway cities. We are committed to the ongoing improvement of the image, quality and performance of this prominent property in the heart of Boston, and expect it to be a strong contributor to our company and our brand.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company. Fairmont manages 41 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

About Kingdom Hotels (USA), Ltd.

Kingdom and its affiliates have made investments in the hotel industry totaling more than $700 million. The Kingdom hotel investment portfolio includes stakes in Fairmont Hotels & Resorts Inc., Four Seasons Hotels Inc. and Mövenpick Hotels & Resorts AG, and includes holdings in prominent hotel assets such as The Plaza in New York City and the Four Seasons George V Hotel in Paris.

Contacts:	M. Jerry Patava	Emma Thompson
	Executive Vice President	Executive Director Investor Relations
	and Chief Financial Officer	Tel: 416.874.2485
	Tel: 416.874.2450	Email: investor@fairmont.com
Website: www.fairmont.com